Cadbury plc (the “Company”)

Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”):

The Company was notified on 8 June 2009 that, on 3 June 2009, Lawrence MacDougall (a PDMR) disposed of 3,656 ordinary shares in the capital of the Company at a price of £5.41 per share following the vesting of shares under the Company’s International Share Award Plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

8 June 2009